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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
                                (AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                [ ]
Securities Act Rule 802 (Exchange Offer)                 [ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)      [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)    [X]
Exchange Act Rule 14e-2(d) (Subject Company Response)    [ ]

                  BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
                            (Name of Subject Company)

                                     BERMUDA
        (Jurisdiction of Subject Company's Incorporation or Organization)

                HUACHEN AUTOMOTIVE GROUP HOLDINGS COMPANY LIMITED
                                 MR. WU XIAO AN
                                  MR. HONG XING
                                  MR. SU QIANG
                                   MR. HE TAO
                       (Name of Person(s) Furnishing Form)

                 Ordinary Shares, par value U.S.$0.01 per share
                                      and
       American Depositary Shares, each representing 100 Ordinary Shares
                     (Title of Class of Subject Securities)

                            10949Q105 (for the ADSs)
             (CUSIP Number of Class of Securities (if applicable))


                                   WU XIAO AN
                  Brilliance China Automotive Holdings Limited
                  Suite 2303-06, 23rd Floor, Great Eagle Centre
                            23 Harbour Road, Wanchai
                      Hong Kong, People's Republic of China
                                 (852) 2523-7227
            (Name, Address (including zip code) and Telephone Number
      (including area code) of Person(s) Authorized to Receive Notices and
                  Communications on Behalf of Subject Company)

                                   Copies to:

                               SCOTT. D. CLEMENS
                                Baker & McKenzie
                          14th Floor, Hutchison House
                                 Harcourt Road
                     Hong Kong, People's Republic of China

                                January 9, 2003
                 (Date Tender Offer/Rights Offering Commenced)

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                 PART I. - INFORMATION SENT TO SECURITY HOLDERS


ITEM 1.  HOME JURISDICTION DOCUMENTS

(a)     I.1(a)-1* Joint Announcement dated December 19, 2002 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, other than those already owned by the Offerors or parties acting in concert with them.

        I.1(a)-2 Offer Document dated January 9, 2003 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the Offerors, to acquire all issued shares, including shares represented by ADSs, in the share capital of Brilliance China Automotive Holdings Limited, and the Employee Options (other than those already owned by the Offerors or parties acting in concert with them).

        I.1(a)-3 Joint Announcement dated January 9, 2003 relating to the dispatch of the Offer Document to holders of ordinary shares, holders of Employee Options and holders of ordinary shares represented by ADSs.

        I.1(a)-4 Form of Acceptance relating to the Offer distributed to holders of ordinary shares and holders of Employee Options.

        I.1(a)-5 Letter of Transmittal relating to the Offer distributed to holders of ADSs.

        I.1(a)-6 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated January 9, 2003 relating to the Offer.

        I.1(a)-7  Letter to Clients dated January 9, 2003 relating to the Offer.


(b)     Not applicable.


ITEM 2.  INFORMATIONAL LEGENDS

Not applicable.


       PART II. - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)      Articles of Association of Huachen Automotive Group Holdings Company
         Limited.

(2)      Not applicable.

(3)      See Exhibits II.3(a)-1 through II.3(a)-4.*


                    PART III. - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent and power of attorney on Form F-X was filed with the Securities and Exchange Commission previously on December 20, 2002.

(2)      Not applicable.

-----------
* Previously furnished to the Securities and Exchange Commission as an Exhibit to Form CB dated December 20, 2002.

                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 HUACHEN AUTOMOTIVE GROUP HOLDINGS
                                 COMPANY LIMITED


                                 By: /s/  WU Yong Cun
                                     -------------------------------------------
                                     Name:  WU Yong Cun
                                     Title: Attorney-In-Fact
                                     Date:  January 9, 2003

                                 MR. WU XIAO AN


                                 By: /s/  WU Xiao An
                                     -------------------------------------------
                                     Name:  WU Xiao An
                                     Title: Executive Director, Brilliance China
                                            Automotive Holdings Limited
                                     Date:  January 9, 2003

                                 MR. HONG XING


                                 By: /s/  WU Xiao An
                                     ------------------------------------------
                                     Name:  WU Xiao An
                                     Title: Attorney-In-Fact
                                     Date:  January 9, 2003

                                 MR. SU QIANG


                                 By: /s/  WU Xiao An
                                     ------------------------------------------
                                     Name:  WU Xiao An
                                     Title: Attorney-In-Fact
                                     Date:  January 9, 2003

                                 MR. HE TAO


                                 By: /s/  WU Xiao An
                                     ------------------------------------------
                                     Name:  WU Xiao An
                                     Title: Attorney-In-Fact
                                     Date:  January 9, 2003

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                      DESCRIPTION
-------                                     -----------
99.I.1(a)-1*      Joint Announcement dated December 19, 2002.

99.I.1(a)-2       Offer Document dated January 9, 2003 relating to a conditional mandatory cash offer by CLSA Limited, on behalf of the
                  Offerors, to acquire all issued shares, including shares
                  represented by ADSs, in the share capital of Brilliance China
                  Automotive Holdings Limited, and the Employee Options (other than those already owned by the Offerors or parties acting in concert with them).

99.I.1(a)-3       Joint Announcement dated January 9, 2003 relating to the
                  dispatch of the Offer Document to holders of ordinary shares, holders of Employee Options and holders of ordinary shares represented by ADSs.

99.I.1(a)-4       Form of Acceptance relating to the Offer distributed to
                  holders of ordinary shares and holders of Employee Options.

99.I.1(a)-5       Letter of Transmittal relating to the Offer distributed to holders of ADSs.

99.I.1(a)-6       Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                  and Other Nominees dated January 9, 2003 relating to the
                  Offer.

99.I.1(a)-7       Letter to Clients dated January 9, 2003 relating to the Offer.

99.II.1-1         Articles of Association of Huachen Automotive Group Holdings
                  Company Limited.

99.II.3(a)-1*     Power of attorney of Huachen Automotive Group Holdings
                  Company Limited.

99.II.3(a)-2*     Power of attorney of Mr. SU Qiang.

99.II.3(a)-3*     Power of attorney of Mr. HONG Xing.

99.II.3(a)-4*     Power of attorney of Mr. HE Tao.

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* Previously furnished to the Securities and Exchange Commission as an Exhibit
  to Form CB dated December 20, 2002.